EXHIBIT 2.1

***Text Omitted and Filed Separately

with the Securities and Exchange Commission.

Confidential Treatment Requested

Under 17 C.F.R. Sections 200.80(b)(4) and Rule 406 of the

Securities Act of 1933, as amended.

Execution Copy

ASSET PURCHASE AGREEMENT

ACQUISITION OF CERTAIN ASSETS

OF

AMBIT BIOSCIENCES CORPORATION

BY

DISCOVERX CORPORATION

DATED AS OF October 21, 2010

i

3.22	Deductions to Purchase Price	23
3.23	Customers; Distributors	23
3.24	Sale of Products	23
3.25	Performance of Services	23
3.26	Bulk Sales Laws	24
3.27	No Omissions	24

SECTION 4	REPRESENTATIONS AND WARRANTIES OF THE BUYER	24

4.1	Organization of Buyer	24
4.2	Authorization of Transaction	24
4.3	Brokers’ Fees	24
4.4	Sole Representations and Warranties	24

SECTION 5	CONDITIONS TO OBLIGATIONS OF THE BUYER	24

5.1	Representations; Warranties; Covenants	24
5.2	Absence of Litigation	24
5.3	Assignments of Patents; Assignment of Trademarks	25
5.4	Assignment of Other Intellectual Property	25
5.5	Assignment and Assumption of Assumed Contracts	25
5.6	Due Diligence Investigation	25
5.7	Opinion of the Seller’s Counsel	25
5.8	Officers’ Certificate	25
5.9	Bill of Sale; Other Closing Deliverables	25
5.10	Indebtedness Retired	25
5.11	Employment of Designated Employees	26

SECTION 6	CONDITIONS TO OBLIGATIONS OF THE SELLER	26

6.1	Representations; Warranties; Covenants	26
6.2	Assignment and Assumption of Assumed Contracts	26

SECTION 7	POST-CLOSING COVENANTS AND AGREEMENTS	26

7.1	Access	26
7.2	Further Assurances	26
7.3	Confidentiality	27
7.4	Tax Allocation	27

SECTION 8	INDEMNIFICATION	28

8.1	Survival of Representations and Warranties	28
8.2	Indemnification by the Seller	28
8.3	Indemnification by the Buyer	29
8.4	Claims for Indemnification	29
8.5	Limitations on Indemnification	30
8.6	Payment of Indemnification	31

SECTION 9	GENERAL	32

9.1	Fees and Expenses	32
9.2	Notices	32

9.3	Publicity	34
9.4	Confidentiality	35
9.5	Entire Agreement	35
9.6	Severability	35
9.7	Assignment; Binding Effect	35
9.8	Amendment	35
9.9	Counterparts	35
9.10	Effect of Table of Contents and Headings	35
9.11	Governing Law; Jurisdiction	35
9.12	Binding Arbitration	36

LIST OF EXHIBITS AND SCHEDULES

INDEX OF DEFINED TERMS

Page

Additional Seller Sales	9
Affiliate Transactions	23
Affiliates	3
Agreement	1
Arbitration	35
Assignment and Assumption of Assumed Contracts	26
Assignment of Other Intellectual Property	26
Assignment of Patents Agreement	26
Assignment of Trademarks Agreement	26
Assumed Contracts	2
Assumed Liabilities	3
Bill of Sale	27
Business	1
Business Records	3
Buyer	1
Buyer Indemnified Parties	30
Cash	3
Change of Control	6
Charter Documents	12
Closing	6
Closing Date	1
Code	5
Contingent Payments	6
Damages	30
Deductions to Purchase Price	5
Designated Employees	7
Effective Date	1
Employee Plans	20
Encumbrances	1
Financial Statements	12
First Contingent Payment	5
Indemnified Party	30

Page

Indemnifying Party	30
Inventories	2
KinomeScan Intellectual Property	2
KinomeScan Services	1
Licenses and Permits	3
Material Contracts	13
Minimum Screening Purchase Requirements	9
NDA	34
Non-Compete Statute	11
Officers’ Certificate	27
Order	12
Person	3

PTO	18
Purchase Price	5
Purchased Assets	1
Receivables	2
Related to the Business	1
Retained Liabilities	4
Second Contingent Payment	6
Seller	1
Seller Indemnified Parties	30
Seller License Agreement	11
Software Programs	20
Tangible Assets	2
Tax	4
Tax Allocation	29
Tax Return	4
Taxes	4
Transaction Documents	27
Transactions	5
Transition Services	10
WARN	7

v

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of this the 21st day of October 2010 (the “Effective Date”), by and among DiscoveRx Corporation, a Delaware corporation (the “Buyer”), and Ambit Biosciences Corporation, a Delaware corporation and its Affiliates (the “Seller”).

RECITALS

A. Seller is engaged in the business of discovery and development of small-molecule kinase inhibitors for the treatment of cancer.

B. Seller is also engaged in a fee-for-service business that offers a service of screening small molecule compounds in a binding assay employing a panel of 442 kinase assays, which together with any subsequent modifications and any cell-based assays, and panels or materials developed therefrom, in all cases that use or are derived from KinomeScan Intellectual Property, are “KinomeScan Services”.

C. Seller wishes to sell, and Buyer wishes to purchase all of Seller’s assets, necessary or reasonably useful to perform the KinomeScan Services as of the Closing Date, including the KinomeScan Intellectual Property that covers the KinomeScan Services or from the use of which such KinomeScan Services were developed (the “Business”) on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1

PURCHASE AND SALE OF ASSETS

1.1 Sale of Assets. At the Closing, subject to the provisions of this Agreement and the Transaction Documents, the Seller hereby agrees to sell, convey, assign, transfer and deliver to the Buyer all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of any and all liens, security interests, hypothecations, assessments, mortgages, pledges, agreements, leases, easements, encroachments, claims, charges, options, restrictions or encumbrances of any nature whatsoever (collectively “Encumbrances”). As used in this Agreement, the “Purchased Assets” shall mean all of the properties, interests, tangible and intangible assets and rights of any kind of the Seller (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles) directly used in or resulting from the Business (“Related to the Business”), as follows (but in each case only to the extent such item is Related to the Business and not used in Seller’s drug discovery or development activities):

(a) all items of equipment, tools and furniture, Related to the Business (the “Tangible Assets”) listed in Schedule 1.1(a);

(b) all inventories, laboratory supplies, assays, reagents and research materials Related to the Business, in each case updated as of Closing Date (the “Inventories”) and listed in Schedule 1.1(b);

(c) all rights and interests under or pursuant to all warranties, indemnities, representations and guarantees express, implied or otherwise, of or made by suppliers or others required as part of the transfer of the Purchased Assets or the Assumed Liabilities or otherwise Related to the Business;

(d) all of the following intellectual property of the Seller Related to the Business (collectively, the “KinomeScan Intellectual Property”):

(i) all rights and interest in and to all intellectual property and intellectual property rights of the Seller, including the right to use the name “KinomeScan” and variations thereof, any and all U.S. and foreign patents and patent applications including those having claims directed to kinase screening and/or materials that are owned or otherwise controlled by Seller or any of its Affiliates, trademarks, copyrights, as listed in Schedule 3.9, and know how necessary or reasonably useful Related to the Business;

(ii) all rights and interests in and to

(A) methods, processes, techniques, software programs as listed in Schedule 1.1(d)(ii)(A), trade secrets, designs, and know-how;

(B) lab notebooks or as appropriate copies of portions thereof (together with certification executed by the Seller that such copies are true and correct replicas of the original notebooks), written or electronically captured reference compound data, and written or electronically captured reports Related to the Business (including technical information, technical support and design and engineering specifications evidencing expertise) listed in Schedule 1.1(d)(ii)(B) to be delivered by Seller to Buyer within ninety (90) days of the Closing Date,

(in each above cases in Sections 1.1(d)(ii)(A) and 1.1(d)(ii)(B) which are owned by or in the possession or control of Seller and if (x) enforceable as a trade secret; or (y) the copying of which would be enjoined or restrained by a court as constituting unfair competition);

(iii) all future income and proceeds from any of the intellectual property listed in items (i) and (ii) above; and

(iv) all rights of Seller to damages and profits by reason of the infringement of any of the KinomeScan Intellectual Property;

(e) all rights and interests of Seller to and in all pending and/or executory contracts, agreements, leases and arrangements Related to the Business to or by which the Seller, any of the Purchased Assets or the Business is bound or affected identified in Schedule 1.1(e) (the “Assumed Contracts”);

(f) all purchase orders Related to the Business as of the Effective Date;

(g) all governmental licenses, permits, filings, authorizations, approvals or indicia of authority Related to the Business or necessary for the conduct of the Business (collectively, the “Licenses and Permits”) listed in Schedule 3.14(a);

(h) all books, records, files and papers Related to the Business, the Purchased Assets or the Assumed Liabilities, including panels, reports, databases, drawings, engineering information, computer programs and software programs, manuals and data, sales and advertising materials, sales and purchases correspondence, trade association files, research and development records, lists of present and former customers and suppliers (including current contact information for such customers and suppliers), personnel, employment and other records, and all copies and recordings of the foregoing (the “Business Records”);

(i) all goodwill Related to the Business including, but not limited to, the present telephone numbers, internet addresses and other communications numbers and addresses of the Business other than the physical address of the Seller;

(j) All advertising and promotional materials Related to Business;

(k) All rights of contribution, rights of refunds, rights of reimbursement and other rights of recovery possessed by the Seller Related to the Business (regardless of whether such rights are currently exercisable); and

(l) All proceeds of any or all of the foregoing.

1.2 Assumed Liabilities. The Buyer shall assume, pay, perform or discharge when due solely those liabilities and obligations from and after the Effective Date (including any such liabilities or obligations related to the Assumed Contracts) and the obligations related to the property and work-in -progress of any customer to the Business which is in Seller’s custody and control on the Closing Date and which will be transferred to the Buyer in connection with this Agreement, all of which are set forth in Schedule 1.2 (the “Assumed Liabilities”).

1.3 Retained Liabilities. With the exception of the Assumed Liabilities, the Buyer shall have no liability or obligation for any debt, liability or obligation of the Seller or any of the Seller’s Affiliates (meaning, for the purposes of this Agreement, any other person or entity (“Person”) that, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person (“Affiliates”), or any claim by a third party against any of the foregoing, whether known or unknown, contingent or absolute, or otherwise, and the Seller expressly retains responsibility for all such liabilities (collectively, the “Retained Liabilities”). Without limiting the foregoing sentence, the Seller shall remain liable and continue to be responsible for, and the Buyer shall have no responsibility with respect to, any of the following Retained Liabilities:

(a) all liabilities and obligations with respect to any indebtedness of the Seller, including, without limitation, any and all indebtedness to banks or other institutional lenders and any and all accounts payable or accrued liabilities incurred or outstanding as of the Closing Date, including, without limitation, all liabilities and obligations whatsoever with respect to the

Assumed Contracts, including all liabilities under any Assumed Contract, if the Seller shall not have obtained, prior to the Closing Date, any consent required to be obtained from any Person with respect to the assignment or delegation to the Buyer of any rights or obligations under such Assumed Contract (other than work to be performed thereunder by the Buyer after the Closing Date and any Assumed Liabilities), and all liabilities and obligations whatsoever with respect to any owned or leased real property;

(b) all liabilities and obligations for Taxes of any kind, including, without limitation, income, excise, gross receipts, personal property, real property, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, severance, stamp, occupation, windfall profits, social security, unemployment or other Taxes and any interest or fines associated therewith, and any and all penalties, charges or other assessments relating thereto, imposed by the United States or any other agency or instrumentality of the United States, including the Internal Revenue Service, any state, county, local or foreign government, or any agency or instrumentality thereof (individually, a “Tax,” collectively, “Taxes,” and each return filed with respect thereto, a “Tax Return”), including, but not limited to, Taxes related to, or arising from, the transactions contemplated by this Agreement or any of the Transaction Documents, or liabilities or obligations with respect to the administration or termination of any Employee Plan of the Seller;

(c) all liabilities and obligations for personal injury, sexual harassment, sexual or other physical abuse, death, property damage, breach of contract or consequential, punitive or other damages of any kind based upon events occurring on or prior to the Closing Date;

(d) all liabilities and obligations with respect to employees or former employees or contractors or former contractors of the Seller (or the dependents, beneficiaries, heirs or assignees of any such persons), whether for accident, disability, or workers compensation insurance or benefits, employment discrimination or wrongful termination of employment, back pay, payments in respect of accrued vacation, sick or other paid time off, relocation expenses, travel expenses, sickness or other health problems or conditions (whether or not covered by the Seller’s insurance policies), including, without limitation, any severance obligations or other costs of terminating employees or contractors wherever located resulting from any termination or cessation (or deemed termination or cessation) of employment or engagement occurring on or prior to the Closing Date (including, but not limited to, any such termination or cessation occurring in connection with the transactions contemplated by this Agreement or any of the Transaction Documents), from whatever source such obligations or costs arose or may arise, including, without limitation, contractual obligations, notices to employees, employment manuals, course of dealings, past practices, obligations relating to Section 280G or 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) and all regulations promulgated thereunder as in effect from time to time;

(e) any fact, event, circumstance, omission or condition, whether known or unknown, arising or existing on or prior to the Closing Date pertaining to any operations or activities of the Seller, the Business or the Purchased Assets, including, without limitation, service, maintenance, delivery, or deficient or defective product claims;

(f) any claim, suit, action, proceeding or investigation pending, threatened, made, filed or otherwise initiated and outstanding as of the Closing Date in connection with the Seller with respect to the Business, the Business or the Purchased Assets, arising from, or in connection with, any act or omission on or prior to the Closing Date, including, without limitation, the claims, suits, actions, proceedings or investigations disclosed by the Seller in Schedule 3.13;

(g) all liabilities of the Seller arising from or relating to any action taken by the Seller, or any failure on the part of the Seller to take any action, at any time after the Closing Date;

(h) all liabilities that are inconsistent with or constitute an inaccuracy in, or that arise or exist by virtue of any breach of, (x) any representation or warranty made by the Seller in any of the Transaction Documents, or (u) any covenant or obligation of the Seller contained in any of the Transaction Documents;

(i) all other liabilities of the Seller that are not referred to specifically in Schedule 1.2; and

(j) all liabilities arising out of or relating to the execution, delivery or performance of any of the Transaction Documents, and all costs and expenses incurred by the Seller in connection with the transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, all liabilities and obligations with respect thereto.

1.4 Purchase Price. In consideration for the transactions contemplated by this Agreement (the “Transactions”) and the Transaction Documents and, subject to the terms and conditions hereof and thereof, the Buyer shall pay to the Seller:

(a) Seven Million Six Hundred Thousand Dollars ($7,600,000) less (i) the replacement price of the shared equipment as listed in Schedule 3.8 and less (ii) an amount equal to the future anticipated cost to the Buyer of providing KinomeScan Services to third parties who pre-paid Seller for said services prior to the Effective Date (the “Deductions to Purchase Price”) as listed in Schedule 3.21, which amounts shall be paid at the Closing, by wire transfer of immediately available funds (the “Purchase Price”);

(b) […***…] when the Business first achieves […***…] by wire transfer of immediately available funds paid within […***…] of the achievement of […***…]. In the event that […***…] after the Closing Date all of […***…], Buyer would pay to Seller […***…], by wire transfer of immediately available funds paid within […***…] of the end of such […***…] period;

(c) […***…] shall be paid in the event […***…]

***Confidential Treatment Requested

(the “First Contingent Payment”); and

(d) […***…] shall be paid in the event […***…] (the “Second Contingent Payment”, together with the First Contingent Payment, the “Contingent Payments”).

(e) For purposes of determining whether the Contingent Payments are due under Sections 1.4(b) and 1.4(c) above, […***…]. In no event shall the aggregate amount of the Contingent Payments exceed Four Million Five Hundred Thousand ($4,500,000).

(f) […***…].

(g) In the event of a Change in Control of the Buyer prior to December 31, 2012, the Contingent Payments, to the extent not previously paid to the Seller, would be immediately due and payable. For purposes of this Section 1.4, a “Change of Control” means […***…].

1.5 Closing. Subject to the terms and conditions set forth herein, the closing of the transactions contemplated by this Agreement and Transaction Documents (the “Closing”) shall be by exchange of executed documents by facsimile with originals to follow by mail or

***Confidential Treatment Requested

FedEx with 2 business days of the Execution Date; or such other date and time as may be fixed by mutual agreement of the parties (the “Closing Date”).

SECTION 2

COVENANTS AND OTHER AGREEMENTS

2.1 Consents and Authorizations. The Seller shall use its best reasonable efforts to: (a) obtain (i) any consent, authorization, waiver or approval of, or exemption by, any governmental authority, required to be obtained or made in connection with the transactions contemplated by this Agreement and the Transaction Documents and (ii) any consent, authorization, waiver or approval of, or exemption by, any other Person, required to be obtained or made in connection with the transactions contemplated by this Agreement and the Transaction Documents; and (b) bring about the satisfaction of the conditions precedent to Closing set forth in this Agreement.

2.2 Employees; Employee Benefit Plans.

(a) The Buyer may, but shall have no obligation to, offer employment, to be effective as of the Closing Date, to those Persons listed on Schedule 3.10(b) (collectively, the “Designated Employees”). The parties acknowledge and agree that it is not the intention of the parties that any contracts of employment of any employee of the Seller shall be assumed by the Buyer as a result of the transactions contemplated by this Agreement and the Transaction Documents. The Seller shall use reasonable efforts to:

(i) encourage the Designated Employees to whom an offer of employment is extended by Buyer to continue their employment with the Seller until the Closing and thereupon accept employment with the Buyer; and

(ii) assist the Buyer in the Buyer’s efforts to employ each of the Designated Employees to whom an offer of employment is extended by Buyer.

The Seller shall (a) release those Designated Employees who accept employment with the Buyer from their obligations under any non-competition, or confidentiality agreements in favor of the Seller, except with respect to such confidential information of the Seller that is not Related to the Business; and (b) transfer to Buyer the rights to enforce any obligations of Designated Employees with respect to confidential information of the Seller that are Related to the Business. Nothing contained herein or in any Transaction Document shall require (or be deemed to require) the Buyer to continue the employment of any Designated Employee hired or engaged by the Buyer or the salary or benefits paid or provided to any such Designated Employee for any specific period of time after the Closing Date.

(b) Seller agrees that Buyer shall not incur any liability under The Worker Adjustment and Retraining Notification Act (“WARN”) as a result of Buyer’s decision not to offer employment to any of the Designated Employees and Seller agrees to take whatever action may be necessary or appropriate for Buyer not to incur any liabilities under WARN in connection with the transactions contemplated by this Agreement and the Transaction Documents.

(c) The Seller shall remain liable for all obligations that have accrued or arisen prior to or on the Closing Date that are associated with the Designated Employees, and for all obligations whatsoever that are associated with the Seller’s employees and contractors who are not hired or engaged by the Buyer, including, without limitation, any severance payments, sick leave obligations, accrued vacation, paid time off, medical, dental and optical claims and disability and life and accident claims or obligations under any Employee Plan. The Buyer will not be responsible for, be a successor employer with respect to, nor merge into the Buyer’s plans, any Employee Plans of the Seller.

(d) No Designated Employee or other employee of either Seller shall be deemed to be a third party beneficiary of this Agreement.

2.3 Tax Matters Cooperation. The Seller and the Buyer shall cooperate fully and shall make available or cause to be made available to each other in a timely fashion such Tax data and other information as may be reasonably required for the preparation by the Seller and the Buyer of any Tax Returns, elections, consents or certificates required to be prepared and filed by any of them in connection with the transactions contemplated by this Agreement and the Transaction Documents. Each party shall cooperate with the other party in connection with any Tax investigation or other proceeding. In consultation with the Buyer, the Seller shall prepare all Tax Returns to be filed by the Seller, consistent with past practice. The Seller shall deliver copies of relevant sections of such Tax Returns Related to the Business to the Buyer at least ten (10) business days prior to the time they are due to be filed in order to provide the Buyer with an opportunity to confirm that the Seller has complied with the requirements of this Section 2.3.

2.4 Taxes on Assets.

(a) The Seller shall be responsible for filing all Tax Returns related to the Business prior to the Closing and any activities related to the Business prior to the Closing Date that are not assumed and shall pay:

(i) all Taxes (whether assessed or unassessed) with respect to the Business or the ownership of the Purchased Assets on or prior to the Closing Date; and

(ii) all California or other state sales or use Taxes payable upon, or in connection with, the conveyance and transfer of the Purchased Assets to the Buyer.

(b) The Buyer shall be responsible for filing all Tax Returns and shall pay all Taxes (whether assessed or unassessed) with respect to the Business or the ownership of the Purchased Assets attributable to periods (or portions thereof) beginning after the Closing Date, other than those described in Section 2.4(a), from and after the Closing Date.

(c) The Parties hereby agree to waive compliance with the provisions of any legal requirements with respect to bulk transfers, or acts of similar nature, as such legal requirements may be applicable to the Purchased Assets. Seller agrees to pay and discharge, promptly and diligently, when due, or to contest or litigate, all claims of creditors which could be asserted against Buyer or the Purchased Assets by reason of such noncompliance, and to indemnify and hold harmless Buyer in respect of such claims in accordance with the provisions of Article 8.

(d) For purposes of this Section 2.4, any period beginning before and ending after the Closing Date shall be treated as two partial periods, one ending on the Closing Date and the other beginning after the Closing Date.

2.5 Retention of Tax Records. The parties shall comply with the Tax reporting and record keeping requirements with respect to the transactions contemplated by this Agreement and the Transaction Documents that are required by the Code, and preserve all information, Tax Returns and Business Records relating to any liability for Taxes with respect to any taxable period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or the conclusion of all litigation and other disputes with respect to Taxes for any such period.

2.6 Minimum Screening Purchase Requirement. The Seller shall purchase from the Buyer through December 31, 2012, a minimum level of screening services on the following terms (the “Minimum Screening Purchase Requirements”):

(a) For a period commencing on the Effective Date of the Agreement and ending on December 31, 2012, in each calendar quarter, the Buyer would make available to the Seller the following minimum screening capacities: […***…].

(b) Following the end of each calendar quarter the Buyer would notify the Seller of the number of […***…] performed during the quarter together with details of any re-work and provide the Seller with an invoice based on a price of $[…***…].

(c) The Seller shall place all orders to be completed during a calendar quarter no later than two weeks before the end of the quarter.

(d) […***…].

(e) The Seller shall pay to the Buyer within thirty (30) days of receipt of Buyer’s quarterly invoice pursuant to Section 2.6(b) the greater of (i) […***…] or (ii) Six Hundred and Twenty Five Thousand Dollars ($625,000). […***…].

***Confidential Treatment Requested

(f) The Buyer shall at its own expense perform any re-work noted on any invoice in the following calendar quarter.

(g) […***…].

(h) The Seller may request in writing, and the Buyer may at its sole discretion perform other KinomeScan Services in addition to those related the Minimum Screening Purchase Requirements. Upon receipt of such written request from the Seller, the Buyer and the Seller shall negotiate in good faith to agree on the terms, including the price, of such additional KinomeScan Services (“Additional Seller Sales”).

2.7 Patents of the Seller. After the Closing Date, the Buyer will, at its sole expense direct and control the prosecution of all such rights as listed in Schedule 3.9 and the Seller shall reasonably cooperate and provide assistance during the one hundred twenty (120) days after the Closing with such prosecution. In the event that the Buyer determined it would cease prosecution of any particular patent right or particular claims related to any transferred patent right on a country-by-country and patent-by-patent basis, Buyer shall provide Seller with forty five (45) days written notice and the Seller shall be permitted at its sole cost and expense to continue with the prosecution and the Buyer would assign such patent rights or, to the extent practicable, particular claims to the Seller at no cost to the Seller.

2.8 Transition Services. In partial consideration for the Purchase Price, during the 90-day period after the Closing, the Seller will use commercially reasonable efforts to provide all transition services necessary to permit the Buyer’s continuous use of the Purchased Assets and continuous operation of the Business from and after the Closing. Such efforts by the Seller shall include, but not be limited to: (a) providing notifications (with Buyer’s prior approval) to the Seller’s customers, employees, business partners and suppliers for the Business regarding the sale of the Business and the Purchased Assets to the Buyer, (b) promptly transferring to the Buyer any incoming calls and e-mail support requests relating to the Business or the Purchased Assets, (c) providing billing and collection information and, to the extent necessary to avoid delays in the Business’s customary billing and collection practices, providing billing and collection services to the Buyer, (d) transferring hard and soft copies of the Business Records and delivering the Tangible Assets, (e) use of the Seller’s facility located at 4215 Sorrento Valley Boulevard, San Diego, California 92121 and/or 4125 Sorrento Valley Boulevard San Diego, California 92121 pursuant to a sublease entered into between the Parties, (f) designating appropriate employees who will coordinate the transition services described in this Section 2.8 and who will be available to meet with the Buyer upon the Buyer’s reasonable request, (g) for a period of twelve (12) months after the Closing Date, include on Seller’s website a link that redirects inquiries for KinomeScan Services to the electronic address provided by the Buyer, and (h) such other services as are reasonably required to facilitate the smooth transition of the Purchased Assets to the Buyer (the “Transition Services”).

***Confidential Treatment Requested

2.9 Non-Competition.

(a) In consideration of the payment of the Purchase Price paid to the Seller under this Agreement and subject to the Seller License Agreement as described in Section 2.10, the Seller covenants and agrees that after the Closing Date, the Seller shall not, and the Seller shall cause its Affiliates not to, either individually or as a partner, joint venturer, consultant, shareholder, member or representative of another Person or otherwise, directly or indirectly, participate in, engage in, or have a financial or management interest in, promote, or assist any other Person in any business operation or any enterprise if such business operation or enterprise engages, or intends to engage, in a business that provides kinase screening or other contract services that require KinomeScan Intellectual Property to third parties. Without limiting the right of the Buyer to pursue all other legal and equitable rights available to it for violation of this Section 2.9 by the Seller and its Affiliates, it is agreed that other remedies cannot fully compensate the Buyer for such a violation and that the Buyer shall be entitled to injunctive relief to prevent any violation or continuing violation thereof (without the need to post any bond or other security). It is the intent and understanding of each party hereto that if, in any proceeding pursuant to Section 9.12 to enforce this Section 2.9, any term, restriction, covenant or promise in this Section 2.9 is found by the arbitrator to be unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such arbitrator. The Seller shall provide indemnification to the Buyer for any breach thereof consistent with the Buyers’ rights under Section 8 to indemnification for breaches of covenants. The term Affiliates as it applies to this Section 2.9(a) shall mean solely those Persons with a subsidiary or parent relationship with Seller.

(b) The parties intend that this Section 2.9 be valid, binding and enforceable in accordance with its terms and the terms of Sections 16600-16601 of the California Business & Professions Code (together with any successor or replacement thereto (the “Non-Compete Statute”)). The parties agree that the Transactions are deemed to satisfy each and every one of the requirements of Section 16601(b) of the Non-Compete Statute such that Section 16600 of the Non-Compete Statute does not apply to the Transactions. If, at the time of enforcement of this Section 2.9, the arbitrator appointed pursuant to Section 9.12 shall hold that the duration, scope or geographic area restrictions stated herein are unreasonable under the circumstances then existing, the parties agree that the maximum duration, scope or geographic area reasonable under such circumstances shall be substituted for the stated duration, scope or geographic area and that the arbitrator shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and geographic area permitted by law. Solely for the purposes of this Section 2.9 and Section 9.7, the Seller agrees and shall forever be estopped from denying that (i) the restrictions contained in this Section 2.9 are reasonable and in accordance with the Non-Compete Statute and (ii) the Transactions are deemed to constitute a sale of all or substantially all of the operating assets of a division of Seller together with the goodwill of that division.

2.10 License to Seller.

(a) Effective as of the Closing Date, and subject to termination only for breach of Section 2.10(b), Buyer grants to Seller a non-exclusive, worldwide, sublicensable royalty-free license, including right to sublicense as set forth herein, under all rights in the KinomeScan Intellectual Property as it exists as of the Closing Date. […***…].

***Confidential Treatment Requested

(b) Seller hereby covenants that: […***…].

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Buyer to enter into this Agreement and each of the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby, the Seller hereby makes the following representations and warranties to and for the benefit of the Buyer:

3.1 Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite corporate power and authority to own, operate and lease the Purchased Assets and to carry on the Business as now being conducted and as presently contemplated to be conducted. In connection with the operation of the Business, the Seller is duly qualified or has been duly licensed, and is authorized to do business as a foreign corporation in the state of California and is in good standing in each state in the United States and in each other jurisdiction where qualification is required, due to: (a) the ownership or lease of real or personal property for use in the operation of the Business; (b) the nature of the business conducted by the Seller Related to the Business; or (c) otherwise Related to the Business. Other than as listed in Schedule 3.1, the Seller does not have any subsidiaries, and does not own, beneficially or otherwise, any shares or other securities of, or any director or indirect interest of any nature in, any other entity. No entity listed on Schedule 3.1 holds or has a title to any of the Purchased Assets. The Seller is not in violation, breach or default of any provision of its charter documents.

3.2 Financial Information. The balance sheets for the years ended December 31, 2008 and 2009 and for the quarters ended March 31, 2010 and June 30, 2010, and the related statements of operations for the periods that formed part of the Seller’s audited annual financial statements and unaudited quarterly financial statements for the periods then ended are set forth in Schedule 3.2(a) (collectively, the “Financial Statements”). The Financial Statements are accurate and complete in all material respects, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the quarterly financial

***Confidential Treatment Requested

statements do not have notes) and present fairly the financial position of the Business and the Seller as of the respective dates thereof and the results of operations and cash flows of the Business and the Seller for the periods covered thereby.

3.3 No Conflict of Transaction with Obligations and Laws. Neither the execution, delivery and performance of this Agreement or any of the Transaction Documents, nor the performance of the transactions contemplated hereby or thereby, will:

(a) constitute a breach or violation of the charter documents of the Seller;

(b) conflict with or constitute (with or without the passage of time or the giving of notice) a breach of, or default under, any Assumed Contract, or any other material agreement to which the Seller is a party or by which the Seller or any of the Purchased Assets are bound, or terminate any material right pertaining to the Purchased Assets;

(c) result in a violation of any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other governmental authority or any arbitrator or arbitration panel applicable to the Seller, the Business or any of the Purchased Assets (“Order”), or any law or regulation applicable to the Seller, the Business or any of the Purchased Assets; or

(d) result in the creation or imposition of any Encumbrances upon any of the Purchased Assets.

3.4 Consents and Approvals. No consent, waiver, authorization or approval of any foreign, domestic, Federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory body, or of any other Person, and no declaration to or filing with any governmental authority, is required in connection with the execution and delivery of this Agreement or any of the Transaction Documents by the Seller, or the performance by the Seller of its obligations hereunder or thereunder.

3.5 Authority. The Seller has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. This Agreement constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, and each of the Transaction Documents to which the Seller is a party, when executed and delivered by the Seller, will constitute valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except, in each such case, as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or limiting creditors’ rights generally and by equitable principles.

3.6 Title to Purchased Assets. The Seller has title to the Purchased Assets as follows:

(a) the Seller has good, marketable and valid title to the Purchased Assets, free and clear of any and all Encumbrances;

(b) upon the Closing, the Buyer will receive good and marketable title to each of the Purchased Assets, free and clear of any and all Encumbrances;

(c) no Person, other than the Seller, has any right to use or possession of the Purchased Assets;

(d) the Purchased Assets are in good condition and repair, are adequate for the uses to which they are being put and are not in need of maintenance or repair other than in the ordinary course of business; and

(e) the Purchased Assets will collectively constitute, as of the Closing Date, all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Seller to conduct the Business in the manner in which the Business is currently being conducted.

For clarity, disclosure under Section 3.9, shall be deemed disclosure under this Section 3.6.

3.7 Material Contracts.

(a) Schedule 1.1(e) constitutes a true, complete and correct list of all active Assumed Contracts, (collectively, the “Material Contracts”) that:

(i) involve, or would reasonably be expected to involve over the term of such Assumed Contract,

(A) initial license and maintenance purchase arrangements generating more than $[…***…] in payments to or by the Business,

(B) follow-on maintenance or other service arrangements generating more than $[…***…] in payments to or by the Business,

(C) service arrangements generating more than $[…***…] in payments to or by the Business,

(D) supply agreements that provide for the payment to or by the Business of more than $[…***…],

(E) contracts other than the foregoing that provide for the payment to or by the Business of more than $[…***…], or

(F) open orders for KinomeScan Services.

(ii) have a term that expires after the date that is twelve (12) months from the Effective Date;

(iii) cannot be amended before the date that is twelve (12) months after the Effective Date;

***Confidential Treatment Requested

(iv) were not entered into by the Seller in the ordinary course of business consistent with past practice;

(v) impose future obligations of greater than $[…***…] in the aggregate on the Business for which no future payment will be due to the Business in consideration therefor;

(vi) if terminated, would reasonably be anticipated to cause a material interruption or disruption of the operation of the Business;

(vii) prohibit their assignment or require the consent of any Person as a condition to their assignment;

(viii) each contract pursuant to which any Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to the Seller (other than (i) agreements between the Seller and its employees in the Seller’s standard form thereof and (ii) non-exclusive licenses to third-party software that is not incorporated into, or used in the development, manufacturing, testing, distribution, maintenance, or support of, any Seller product and that is not otherwise material to the Business);

(ix) customer contracts Related to the Business; or

(x) each contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any KinomeScan Intellectual Property.

(b) Except for the Material Contracts, there are no contracts, agreements, leases, permits, commitments, arrangements or other instruments to which the Seller is a party and which is necessary to conduct the Business as it is presently conducted, that otherwise affects the Business in any way or that would reasonably be expected to materially affect the Buyer’s operation of the Business after the Closing. The Seller is not in breach of any Material Contract and there are no grounds for modification, termination, rescission, avoidance or repudiation of any Material Contract by any party thereto.

(c) The Seller has delivered to the Buyer accurate and complete copies of all Material Contracts. Each of the Material Contracts is valid and binding on the parties thereto and in full force and effect. The Seller is not in breach or default in any material respect under any Material Contract, nor, to the Seller’s knowledge, is any other party to such Material Contract in breach or default thereunder, and no event has occurred which, with due notice or lapse of time or both, would constitute such a breach or default.

(d) With regard to hereto, (i) no Person has materially violated or breached, or declared or committed any default under, any Material Contracts; (ii) no event has occurred, and no circumstance or condition exists, that would (with or without notice or lapse of time) (A) result in a violation or breach of any of the provisions of any Material Contracts, (B) give any Person the right to declare a default or exercise any remedy under any Material Contracts, (C) give any Person the right to accelerate the maturity or performance of any Material

***Confidential Treatment Requested

Contracts, or (D) give any Person the right to cancel, terminate or modify any Material Contracts; (iii) the Seller has not received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contracts; and (iv) the Seller has not waived any right under any Material Contracts.

(e) The performance of the Material Contracts prior to the Closing Date has not resulted in any material violation of or failure to comply with any legal requirement.

(f) All arrangements entered into by the Seller with customers of the Business have been on terms and conditions with a view to preserving or enhancing the value of the Business and the Purchased Assets.

(g) No Person is renegotiating, or has the right to renegotiate, any amount paid or payable to the Seller under any Material Contracts or any other term or provision of any Material Contracts.

(h) The Material Contracts identified in Schedule 3.7 collectively constitute all of the contracts necessary to enable the Buyer to conduct the Business in the manner in which such Business is currently being conducted.

(i) The Seller does not and would not with the passage of time have any outstanding obligations under the Assumed Contracts, except for those with respect to providing the KinomeScan Services and confidentiality.

3.8 Tangible Assets. All equipment, and tools which are tangible assets owned by the Seller necessary for the conduct of the Business as presently conducted, are included in Schedule 1.1(a), which schedule sets forth the original costs and book value of each of said assets. The Seller does not lease any tangible assets Related to the Business. Each asset identified or required to be identified in Schedule 1.1(a) is in good condition and repair (ordinary wear and tear expected); (ii) complies in all material respects with, and is being operated and otherwise used in compliance with, all applicable legal requirements; and (iii) is adequate for the uses to which it is being put. The assets identified on Schedule 1.1(a) are adequate for the conduct of the Business of the Seller in the manner in which such Business is currently being conducted. Subject to the terms of the Transaction Documents, these assets are sold as-is.

3.9 Intellectual Property.

(a) Schedule 3.9(a) sets forth an accurate and complete list, as of the Effective Date of each item, identifying, where applicable, the jurisdiction, the applicable registration or serial number, the date granted or applied for, the expiration date, the nature of ownership and the status of, each of the following items of KinomeScan Intellectual Property:

(i) all registered and unregistered trademarks, trade names, service marks, domain names, brand names and slogans Related to the Business and all applications for registration thereof;

(ii) all patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions of any patent or patent application, and all foreign counterparts thereof), and all registered industrial designs and applications for registration of industrial designs Related to the Business (collectively “KinomeScan Patents”);

(b) Except as set forth in Schedule 3.9(b) and subject to the further provisions of this Section 3.9, as of the Effective Date:

(i) the Seller owns, solely, free and clear of all Encumbrances, all of the intellectual property identified in Schedule 3.9(a);

(ii) as of the Effective Date, no other Person has any rights in such KinomeScan Intellectual Property identified in Schedule 3.9(a);

(iii) all documents and instruments necessary to establish, perfect, and maintain the rights of the Seller in the KinomeScan Intellectual Property listed in Schedule 3.9(a) have been validly executed, delivered, and filed in a timely manner with the appropriate governmental body.

(iv) The Seller does not receive any royalty from any Person with respect to any of the KinomeScan Intellectual Property;

(v) Except as set forth in Schedule 3.9(a), there are no restrictions on the transfer of any item of KinomeScan Intellectual Property or any contract or other interest therein held by the Seller in respect of such KinomeScan Intellectual Property, including any option or other rights that impose any restrictions on the transfer of any KinomeScan Intellectual Property by the Seller;

(vi) except as set forth in Schedule 3.9(b), the Seller has not given or received any notice of any pending conflict with, misappropriation of, or infringement of the rights of others with respect to, any of the KinomeScan Intellectual Property or with respect to any license of the KinomeScan Intellectual Property;

(vii) to the knowledge of the Seller, no Person is infringing on or misappropriating any of the KinomeScan Intellectual Property;

(viii) to the knowledge of the Seller, pursuant to this Agreement, the Seller has transferred to the Buyer all intellectual property, know-how, methods, processes, techniques, data, reagents, materials, and software Related to the Business and necessary for operation of the Business, and

(ix) to the knowledge of the Seller, none of the KinomeScan Intellectual Property nor services provided by the Seller, except as set forth on Schedule 3.9(b) conflict with or infringe upon any intellectual property of any third party. To the knowledge of Seller, neither the Seller, nor any employee, contractor or agent of the Seller, has misappropriated the trade secrets, know-how or copyrighted software of any third party.

(c) Except as set forth in Schedule 3.9(c), as of the Closing Date, all necessary application, prosecution, registration, issuance, maintenance and renewal fees in connection with the KinomeScan Intellectual Property listed in Schedule 3.9 have been paid and all necessary documents and certificates in connection with the KinomeScan Intellectual Property listed in Schedule 3.9 have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such KinomeScan Intellectual Property listed in Schedule 3.9(a). Except as set forth in Schedule 3.9(c), to the best knowledge of the Seller after consultation with its patent counsel, as of the Effective Date, there are no actions that must be taken by the Buyer within one hundred twenty (120) days of the Effective Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the U.S. Patent and Trademark Office (the “PTO”) office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any KinomeScan Intellectual Property listed on Schedule 3.9 but with the exception of the execution of powers of attorney and assignments evidencing the transfer of KinomeScan Intellectual Property listed in Schedule 3.9 which are to be executed by the Buyer. In each case in which the Seller has acquired any KinomeScan Intellectual Property from any person, the Seller has obtained an enforceable assignment, sufficient to irrevocably transfer all such KinomeScan Intellectual Property (including the right to seek past and future damages with respect thereto) to the Buyer. In accordance with applicable laws and regulations, the Seller has recorded each such assignment of KinomeScan Patents with the United States PTO.

(d) Except as set forth on Schedule 3.9(b), to the knowledge of the Seller, there are no facts or circumstances that would render any of the KinomeScan Intellectual Property listed on Schedule 3.9 invalid or unenforceable. The Seller has not misrepresented, or failed to disclose, and has no knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any item of KinomeScan Intellectual Property listed on Schedule 3.9 that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any item of KinomeScan Intellectual Property listed on Schedule 3.9.

(e) There was no breach of the duty of candor to the PTO during the application and prosecution of each KinomeScan Patents, including, but not limited to, material misrepresentations, misleading statements or omissions relating to the application or prosecution of each Patent, including, but not limited to, inventorship, prior public use, citation of prior art or date of invention.

(f) Except as set forth on Schedule 3.9(b), no funding, facilities, or personnel of any governmental body or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any KinomeScan Intellectual Property.

(g) To the knowledge of the Seller, no item of KinomeScan Intellectual Property was developed by copying, modifying, reverse engineering, decompiling, disassembling, or creating derivatives of, any technology belonging to a third party in a manner that constitutes misappropriation of trade secrets or breach of any contract with such third party.

(h) The Seller has taken reasonable security measures to protect the secrecy, confidentiality and value of the trade secrets and any confidential information related to the KinomeScan Intellectual Property (including requiring all employees and consultants to execute and deliver binding agreements relating to non-disclosure of confidential information and assignments of inventions, a copy of the form of which has been delivered to the Buyer). To the Seller’s knowledge no material confidential item of KinomeScan Intellectual Property included in the Purchased Assets has been disclosed to any Person who is not an employee, officer, representative or agent or contractor of the Seller, unless the disclosure was made pursuant to an obligation of confidentiality by said Person.

(i) All KinomeScan Intellectual Property (i) was developed solely by Persons who are or were employees or contractors of the Seller, each of whom entered into a form of assignment of intellectual property and confidential information agreement with the Seller, (ii) does not include any KinomeScan Patents licensed from any third party, (iii) does not include any KinomeScan Intellectual Property that is subject to an open source license, and (iv) does not restrict the right of the Seller to charge a fee in connection with the sale and distribution of such KinomeScan Intellectual Property, whether as part of the Purchased Assets or otherwise. To the knowledge of the Seller, no employee or contractor of the Seller has executed any agreement to assign any KinomeScan Intellectual Property to any Person other than the Seller. The Seller has provided to the Buyer a complete and accurate copy of each standard form of (a) employee agreement containing any assignment or license of KinomeScan Intellectual Property; (b) consulting or independent contractor agreement containing any intellectual property assignment or license of KinomeScan Intellectual Property; and (c) confidentiality or nondisclosure agreement.

(j) No current or former shareholder, officer, director, or employee of the Seller has any claim, right (whether or not currently exercisable), or interest to or in any KinomeScan Intellectual Property. To the knowledge of the Seller, no employee of the Seller is (a) bound by or otherwise subject to any contract with any third party restricting him from performing his duties for the Seller or (b) in breach of any contract with any former employer or other Person concerning KinomeScan Intellectual Property or confidentiality due to his activities as an employee of the Seller.

(k) None of the KinomeScan Intellectual Property is subject to any export restriction by the government of the United States.

(l) Schedule 1.1(d)(ii)(A) accurately identifies and describes all material software programs owned by the Seller that are Related to the Business and required for operation of the Business (the “Software Programs”). None of the Software Programs are subject to provisions of any license or similar contract which requires or would require the Buyer to distribute, license or sub-license, or disclose such Software Programs.

3.10 Employees; Employee Plans.

(a) There are no written contracts for the employment of any of the Designated Employees between such Designated Employees and Seller. There are no written agreements or arrangements that would restrict the ability of the Seller to terminate the employment or engagement of any of the Designated Employees at any time, at will. To the knowledge of the corporate officers of the Seller, none of the Designated Employees has any plan or intention to terminate employment with the Seller or not to accept an offer of employment from the Buyer if such an offer is made.

(b) Schedule 3.10(b) sets forth an accurate and complete: (i) list of each current employee of the Seller employed on a full-time, part-time or consulting basis in connection with the operation of the Business; (ii) summary description, for each such Person, of the date of hire, job title, the current rate of compensation payable to such Person, bonuses paid to such Person in the year ending on the same date as the Effective Date, whether such Person is employed or engaged on a full-time, part-time or consulting basis, whether such Person is exempt or non-exempt, (the “Employee Plans”).

(c) The Seller is not a party to or bound by any collective bargaining agreement or any other agreement with any labor organization applicable to any of the Designated Employees, and there is no actual or, to the Seller’s knowledge, threatened, activity or proceeding of any labor organization (or representative thereof) to organize any unorganized Designated Employees. The Seller has not experienced any material work stoppage, and no labor dispute, grievance, slowdown, lockout, strike, work stoppage or other collective labor action is in effect, pending or, to the knowledge of the Seller, threatened against or affecting the Business.

(d) With respect to each of the Designated Employees, the Seller is in compliance with all applicable Federal, state, local, municipal, or other applicable Governmental Body respecting employment, employment practices, terms and conditions of employment and wages and hours and is not engaged in any unfair labor practice. None of the Designated Employees has a pending claim which has been asserted in writing or threatened against the Seller for: (i) overtime pay; (ii) wages, salaries or profit sharing; (iii) any violation of any contract or applicable law relating to wages or hours of work; (iv) discrimination against employees on any basis; (v) unlawful or wrongful employment or termination practices; or (vi) any violation of occupational safety or health standards. To the knowledge of Seller, all Designated Employees who are not United States citizens hold all requisite visas and have satisfied all applicable law respecting their immigration status.

3.11 Real Property. The Purchased Assets do not include any rights or interests in any real property, and, except as disclosed on Schedule 3.11, the Seller does not own, lease or sublease any real property that is necessary for the continued operation of the Business by the Buyer following the Closing.

3.12 Taxes. As of the Closing Date, all Taxes due and payable in connection with the Business or the Purchased Assets have been paid in full and all withholding requirements have been complied with. As of the Closing Date, all material Tax Returns or reports that are required to have been filed in connection with the Business or the Purchased Assets have been filed, and such returns are complete and correct in all material respects. As of the Closing Date any deficiencies proposed as a result of any governmental audits have been paid or settled, and there are no present disputes as to Taxes payable in connection with the Business or the Purchased Assets. As of the Closing Date, there are no unexpired waivers of any statute of limitations with respect to any Taxes relating to the Business or the Purchased Assets and the Seller is not a party to any action or proceedings by any governmental authority for the collection or assessment of Taxes relating to the Business or the Purchased Assets.

3.13 Litigation. As of the Closing Date, there is no suit, action, proceeding, investigation, claim or order pending, or threatened in writing except as set forth in Schedule 3.13 , against the Seller Related to the Business (or, to the knowledge of the Seller, pending or threatened in writing against any of the Designated Employees), before any court, or before any governmental department, commission, board, agency, or instrumentality, the outcome of which is reasonably likely to have a material adverse effect on the Business or the Purchased Assets. As of the Closing Date, in connection with or relating to the Purchased Assets or the Business, the Seller: (i) is not subject to any Order of any court or governmental agency; (ii) has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability which may be material to the Business or the Purchased Assets; and (iii) is not engaged in any legal action to recover monies due it or for damages sustained by it. As of the Closing Date, Schedule 3.13 sets forth a complete and correct list and description of all material claims, suits, actions, proceedings and investigations made, filed or otherwise initiated in connection with the Business and the Purchased Assets and the resolution thereof.

3.14 Licenses and Permits. The Seller holds all permits and approvals of governmental authorities and agencies necessary for the current conduct, ownership, use, occupancy or operation of the Business, all of which are identified in Schedule 3.14(b) and complete and correct copies of which have previously been furnished to the Buyer. The Seller is in compliance with such permits, all of which are in full force and effect, and has not received any notices (written or oral) to the contrary. The Seller is in material compliance with all of the terms and requirements of each governmental authorization identified or required to be identified in Schedule 3.14(b); no condition or circumstance exists, that would (with or without notice or lapse of time) (A) constitute or result directly in a violation of or a failure to comply with any material term or requirement of any governmental authorization identified or required to be identified in Schedule 3.14(b), or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any governmental authorization identified or required to be identified in Schedule 3.14(b); the Seller has never received any notice or other communication (in writing or otherwise) from any governmental body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any material term or requirement of any governmental authorization, or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any governmental authorization that has interfered with the conduct of the Business. The governmental authorizations identified in Schedule 3.14(b) constitute all of the governmental authorizations necessary (i) to enable the Seller to conduct its business in the manner in which such business is currently being conducted, and (ii) to permit the Seller to own the Business and use the Purchased Assets in the manner in which they are currently owned and used.

3.15 Environment, Health and Safety. The Seller’s operations and conduct of the Business are and have been in material compliance with applicable Federal, state, and municipal statutes, rules or regulations as in effect at the Closing relating to the protection of the environment or occupational health and safety, including, without limitation, any statute or regulation pertaining to: (a) the presence, manufacture, processing, use, treatment, storage, disposal, transportation, handling or generation of materials of environmental concern; (b) air, water and noise pollution; (c) groundwater and soil contamination; and (d) the release or threatened release of materials of environmental concern to the environment.

3.16 Compliance with Laws. Except as set forth in Schedule 3.9(b) The Business has not been conducted and is not being conducted, and the Seller is not nor has been, in violation of, nor received any notice of any alleged violation of, or any citation for noncompliance with, any applicable material Federal, state or local statute, law, rule, regulation, ordinance, permit, order, decree of, or other lawful obligation imposed by, any court or governmental authority or instrumentality. To the knowledge of Seller, no event has occurred, and no condition or circumstance exists, that would (with or without notice or lapse of time) constitute or result directly or indirectly in a violation by the Seller of, or a failure on the part of the Seller to comply with, any legal requirement Related to the Business. The Seller has delivered to the Buyer an accurate and complete copy of each report, study, survey or other document to which the Seller has access that addresses or otherwise relates to the compliance of the Seller with, or the applicability to the Seller of, any legal requirement Related to the Business. To the best of the knowledge of the Seller no governmental body has proposed or is considering any legal requirement that, if adopted or otherwise put into effect, (i) may have an adverse effect on the business, condition, assets, liabilities, operations, financial performance, net income or prospects of the Seller or on the ability of the Seller to comply with or perform any covenant or obligation under any of the Transaction Documents, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions. The Seller has made all required registrations and filings with all applicable governmental authorities relating to the Business, as currently conducted and as proposed to be conducted, and the Purchased Assets. All such registrations, filings and submissions were in compliance in all material respects with all legal and other requirements when filed, no deficiencies have been asserted by any such applicable governmental entities with respect to such registrations, filings or submissions, and no facts or circumstances exist which would indicate that a deficiency may be asserted by any such authority with respect to any such registration, filing or submission as Related to the Business as currently conducted.

3.17 Intercompany Transactions. As of the Closing Date there are no assets Related to the Business held by the Seller Affiliates and no inter-company contracts or agreements Related to the Business.

3.18 Brokers’ Fees. No broker, finder or agent has worked for or on behalf of the Seller with respect to the transactions contemplated by this Agreement and the Transaction Documents.

3.19 Inventories. Schedule 1.1(b) sets forth a true and correct breakdown of all Inventories Related to the Business, updated as of the Closing Date. The Inventories consist of items of a quality and quantity usable in the ordinary course of business consistent with past practice. All items included in the Inventories are owned by the Seller free and clear of all Encumbrances. No items included in the Inventories are held by the Seller on consignment from others. All of the Seller’s existing Inventories: (a) is of such quality and quantity as to be usable by the Seller in the ordinary course of business; (b) has been priced at the lower of cost or market value using the “last-in, first-out” method; and (c) is free of any defect or deficiency. The Inventories levels maintained by the Seller are adequate for the conduct of the Seller’s operations in the ordinary course of business.

3.20 Regulatory Matters. As of the Closing Date, no regulatory applications or governmental registrations are required for the operation of the Business as currently conducted.

3.21 Deductions to Purchase Price. Schedule 3.21 sets forth a correct and complete list of all of the Deductions to Purchase Price. All of the Deductions to Purchase Price represent cost of providing KinomeScan Services to third parties, who paid for such services prior to the Effective Date. None of the Deductions to Purchase Price has been paid to a Person with whom the Seller does not deal at arm’s length.

3.22 Customers. Schedule 3.22 identifies and provides a breakdown of the revenues received from, each customer in the year 2008 or 2009, and in the first nine months of 2010. The Seller has not received any notice or other communication (in writing or otherwise), and the Seller has not received any other information, indicating that any customer or other Person identified or required to be identified in Schedule 3.22 may cease dealing with the Seller or may otherwise reduce the volume of business transacted by such Person with the Seller below historical levels. The Seller has taken reasonable security measures to protect the secrecy, confidentiality and value of the customer data.

3.23 Performance of Services. All services that have been performed on behalf of the Seller were performed properly and in conformity with the terms and requirements of all applicable warranties and contracts. The Buyer will not incur or otherwise become subject to any liability arising directly or indirectly from any services performed by the Seller. There is no legal claim pending or being threatened against the Seller relating to any services performed by the Seller, and, to the knowledge of the Seller, there is no basis for the assertion of any such claim.

3.24 No Debarment. None of Seller nor its directors, officers, employees, agents, representatives or consultants are under investigation by the U.S. Food and Drug Administration or other regulatory authorities for debarment action or presently debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. 301 et seq), as amended, or any analogous laws.

3.25 No Omissions. No representation or warranty of the Seller in this Agreement, nor any schedule or exhibit hereto furnished by the Seller pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact required to make the statements herein, in light of the circumstances under which they were made, not materially misleading. No investigation of the Seller, the Business or any of the Purchased Assets undertaken by the Buyer and/or its representatives, nor any information furnished by the Seller to the Buyer other than the Seller disclosure schedules, shall absolve the Seller from any liability for any such untrue statement or omission.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller that the statements contained in this Section 4 are true and correct as of the date hereof.

4.1 Organization of Buyer. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power to execute and deliver this Agreement and the Transaction Documents to which it is a party, and to carry out the transactions contemplated hereby and thereby.

4.2 Authorization of Transaction. All necessary action, corporate or otherwise, has been taken by the Buyer to authorize the execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of each of the transactions contemplated hereby and thereby, and each of the same is the valid and binding obligation of the buyer, enforceable against the Buyer, in accordance with its terms, except as such obligations and enforceability are limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights and by equitable principles.

4.3 Brokers’ Fees. Except for fees payable to […***…], with such fees payable solely by the Buyer, no broker, finder or agent has worked for or on behalf of the Buyer with respect to the transactions contemplated by this Agreement and the Transaction Documents.

4.4 Sole Representations and Warranties. The representations and warranties set forth in this Section 4 are the sole and exclusive representations and warranties made by the Buyer in connection with this Agreement and each of the Transaction Documents to which the Buyer is a party.

SECTION 5

CONDITIONS TO OBLIGATIONS OF THE BUYER

The obligation of the Buyer to execute and deliver this Agreement and each of the Transaction Documents to which the Buyer is a party, and to consummate the transactions contemplated hereby and thereby, is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

5.1 Representations; Warranties; Covenants. The representations and warranties of the Seller contained in this Agreement and each of the Transaction Documents to which it is a party shall be true and correct as though made on and as of the Closing; and the Seller shall, on or before the Closing, have performed all of its obligations hereunder and thereunder which by the terms hereof or thereof are to be performed on or before the Closing.

5.2 Absence of Litigation. There shall not be any suit, action or other proceeding by any private party or governmental agency or authority pending before any court or governmental agency, or threatened in writing to be filed or initiated, challenging or seeking to

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prohibit the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents or seeking an amount in payment (or indemnification) of damages from or other relief against the Buyer or any of its directors or officers, in connection with the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents.

5.3 Assignments of Patents; Assignment of Trademarks. The Seller shall have executed and delivered to Buyer (a) the Assignment of Patents Agreement in the form of attached Exhibit B (the “Assignment of Patents Agreement”) and (b) the Assignment of Trademarks Agreement in the form of attached Exhibit C (the “Assignment of Trademarks Agreement”), each in a form adequate for filing with the PTO.

5.4 Assignment of Other Intellectual Property. The Seller shall have executed and delivered to the Buyer the Assignment of Other Intellectual Property in the form of attached Exhibit D (the “Assignment of Other Intellectual Property”).

5.5 Assignment and Assumption of Assumed Contracts. The Seller shall have executed and delivered to the Buyer the Assignment and Assumption of Assumed Contracts in the form of attached Exhibit E (the “Assignment and Assumption of Assumed Contracts”).

5.6 Due Diligence Investigation. The Buyer shall have conducted and completed its investigation of the Seller, the Business and the Purchased Assets, and the Buyer, in its sole discretion, shall have been satisfied in all respects with the results of such investigation and, in its sole discretion, shall have determined to proceed with the transactions contemplated by this Agreement and the Transaction Documents.

5.7 Opinion of the Seller’s Counsel. The Buyer shall have received from a counsel to the Seller, a legal opinion, in a form of attached Exhibit I.

5.8 Officers’ Certificate. The Seller shall have executed and delivered an Officers’ Certificate to the Buyer in the form of attached Exhibit H (the “Officers’ Certificate”).

5.9 Bill of Sale; Other Closing Deliverables. The Seller shall have executed and delivered a Bill of Sale to the Buyer in the form of attached Exhibit F (the “Bill of Sale”) and all such other agreements, documents and instruments to transfer to Buyer, good title to all of the Purchased Assets, to evidence such transfer on public records or as may be reasonably required by Buyer, to complete the transactions contemplated by this Agreement, the Assignment of Patents Agreement, the Assignment of Trademarks Agreement, the Assignment of Other Intellectual Property, the Assignment and Assumption of Assumed Contracts, the Officers’ Certificate, the Bill of Sale and the Seller License Agreement (collectively, the “Transaction Documents”).

5.10 Indebtedness Retired. The Seller shall have paid in full all indebtedness then due and payable related to the Purchased Assets and shall provide evidence satisfactory to the Buyer that the Purchased Assets are free and clear of all Encumbrances.

5.11 Sublease Agreement. The Seller shall have executed and delivered to the Buyer a Sublease Agreement in the form of attached Exhibit A (the “Sublease Agreement”).

SECTION 6

CONDITIONS TO OBLIGATIONS OF THE SELLER

The obligation of the Seller to execute and deliver this Agreement and each of the Transaction Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby, is subject to the satisfaction (or waiver) of the following conditions:

6.1 Representations; Warranties; Covenants. Each of the representations and warranties of the Buyer contained in this Agreement and each of the Transaction Documents shall be true and correct as though made on and as of the Closing; and the Buyer shall, on or before the Closing, have performed all of its obligations hereunder and thereunder which by the terms hereof or thereof are to be performed on or before the Closing.

6.2 Assignment and Assumption of Assumed Contracts. The Buyer shall have executed and delivered to the Seller the Assignment and Assumption of Assumed Contracts.

6.3 Notice. The Buyer shall notify Seller of any material misstatements or omissions of Seller, as relates to the representation and warranties made by the Seller under this Agreement, known by Buyer prior to the Closing.

6.4 Sublease Agreement. The Buyer shall have executed and delivered to the Seller a Sublease Agreement in the form of attached Exhibit A (the “Sublease Agreement”).

SECTION 7

POST-CLOSING COVENANTS AND AGREEMENTS

7.1 Access. The Buyer shall afford to the Seller and its accountants and attorneys reasonable access upon reasonable notice to the Business Records and shall permit the Seller to make copies therefrom for the purpose of preparing such Tax Returns of the Seller as may be required after the Closing and for other proper purposes approved by the Buyer. This shall, without limitation, include access to those Business Records necessary for calculating Net Sales to confirm Buyer’s determination of whether any milestones under Sections 1.4(b) and 1.4(c) (as may be adjusted pursuant to Section 1.4(d)) have been achieved.

7.2 Further Assurances. The Seller shall, from time to time after the Closing, at the Buyer’s request and without further consideration, execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as the Buyer may reasonably require pursuant to this Agreement. The Seller hereby irrevocably appoints the Buyer as its attorney-in-fact to execute and deliver such instruments necessary or convenient to convey, transfer to and invest in the Buyer, and to put the Buyer in possession of, all the Purchased Assets. Furthermore, in the event that after the Closing the Seller identifies any assets Related to the Business or necessary for the operation of the Business, including without limitation, any assets related to the KinomeScan Intellectual Property and any other intellectual property Related to the Business, which assets were under Sellers custody or control as of the Effective Date and were not transferred to Buyer under this Agreement, Buyer shall immediately transfer such identified assets to the Buyer without any additional consideration and shall execute and deliver any instruments of conveyance, assignment and transfer related to the transfer of such assets. The Seller shall use its reasonable business efforts to obtain consents to Material Contracts that prohibit their assignment or require the consent of any Person as a condition to their assignment in the form of attached Exhibit G (the “Consent to Assignment”).

7.3 Confidentiality.

(a) After the Closing, the Seller shall maintain, and shall cause (i) each of the Seller’s employees who do not become employees of the Buyer at the Closing and (ii) each of Seller’s Affiliates, to maintain the confidentiality of all confidential information, documents and materials relating to the Business (including all customer confidential information), the Purchased Assets or the transactions contemplated by this Agreement and the Transaction Documents, except to the extent disclosure of any such information is required by law or judicial, regulatory or governmental administration process, or expressly authorized in writing by the Buyer. In the event that the Seller reasonably believes after consultation with counsel that it is required by law or judicial or governmental administration process to disclose any confidential information described in this Section 7.3, the Seller will: (i) provide the Buyer with prompt notice before such disclosure in order that the Buyer may attempt to obtain a protective order or other assurance that confidential treatment will be accorded to confidential information; and (ii) cooperate with the Buyer in attempting to obtain such order or assurance. The provisions of this Section 7.3 shall not apply to any information, documents or materials which are in the public domain or shall come into the public domain, other than by reason of default by the Seller or its Affiliates of their confidentiality obligations under this Agreement. From and after the Closing, all customer confidential information of the Purchased Assets shall be deemed Buyer’s confidential information for purposes of this Section 7.3.

(b) Without limiting the right of the Buyer to pursue all other legal and equitable rights available to it for violation of this Section 7.3 by the Seller and its Affiliates, it is agreed that other remedies cannot fully compensate the Buyer for such a violation and that the Buyer shall be entitled to injunctive relief to prevent any violation or continuing violation by the Seller thereof (without the need to post any bond or other security). It is the intent and understanding of each party hereto that if, in any proceeding pursuant to Section 9.12 to enforce this Section 7.3, any term, restriction, covenant or promise in this Section 7.3 is found by the arbitrator to be unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such arbitrator.

7.4 Tax Allocation. The Buyer and the Seller shall use their commercially reasonable efforts to agree upon an allocation of the Purchase Price among the Purchased Assets on IRS Form 8594 within 120 days following the Closing (the “Tax Allocation”). If an agreement as to the Tax Allocation is reached, the Buyer and the Seller shall report the Federal, state and local income and other Tax consequences of the transactions contemplated by this Agreement and the Transaction Documents in a manner consistent with such allocation and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, or otherwise.

7.5 Sublease Agreement. The Parties shall perform their obligations in accordance with the Sublease Agreement.

SECTION 8

INDEMNIFICATION

8.1 Survival of Representations and Warranties. The representations and warranties of the Seller and the Buyer set forth in this Agreement and any exhibits or schedules attached hereto or delivered hereunder shall survive the date of Closing and consummation of the transactions contemplated hereby and will continue until the last day of the twenty-fourth (24th) calendar month following the Closing Date, at which time they shall expire. Notwithstanding the foregoing, the representations and warranties of the Seller contained in Section 3.12 [Taxes] shall survive until the expiration of the applicable statue of limitations, the representation and warranties of the Seller contained in Section 3.9 [KinomeScan Intellectual Property] shall survive until the last day of the sixtieth (60) calendar month following the Closing Date, and the representations and warranties of the Seller contained in Sections 3.3 [No Conflict of Transaction with Obligations and Laws], 3.5 [Authority], and 3.6 [Title to Purchased Assets] shall survive without limitation. If an indemnification claim is properly asserted in writing pursuant to this Section 8 prior to the expiration as provided herein of the representation or warranty that is the basis for such claim, then such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim. Notwithstanding anything to the contrary contained in Section 8.1, if the Seller had knowledge, on or prior to the Closing Date, of any circumstance that constitutes or that has given rise or would be expected to give rise, directly or indirectly, to any breach of any representation or warranty set forth in Section 3, then such representation or warranty shall not expire, but rather shall remain in full force and effect for an unlimited period of time (regardless of whether any claim notice relating to such representation or warranty is ever given). For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Schedule to this Agreement shall be deemed to be representation and warranty made by the Seller in this Agreement.

8.2 Indemnification by the Seller. Subject to the terms and conditions of this Section 8, from and after the Closing, the Seller shall indemnify the Buyer, together with its officers, directors, employees (collectively, the “Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against, any and all claims, liabilities, losses, monetary damages, fines, fees, penalties, costs and expenses (including without limitation, attorneys’ fees and expenses) (collectively, “Damages”) incurred or suffered by any Buyer Indemnified Party resulting from:

(a) any breach of any of the representations, warranties, covenants or agreements, including without limitation those contained in Section 2.10 and 7.3, made by the Seller in or pursuant to this Agreement and the Transaction Documents, and any exhibits hereto or thereto (without giving effect to any qualification as to materiality contained or incorporated in such representation or warranty);

(b) the conduct of the Business of the Seller prior to the Closing;

(c) any liability of the Seller related to items disclosed on Schedule 3.9 (b), or

(d) the failure of Seller to comply with any legal requirements with respect to bulk transfers, or acts of similar nature, except that this clause shall not affect the obligation of Buyer to pay and discharge the Assumed Liabilities, or

(e) any liability of the Seller not expressly assumed by the Buyer pursuant to this Agreement, including without limitation, any liability, payment or obligation in respect of (1) any Taxes owing by the Seller, (ii) any of the Retained Liabilities, or (iii) Seller’s contractual obligations of any kind to Bristol-Byers Squibb Company or Cephalon after the Closing Date other than with respect to KinomeScan Services provided by the Buyer.

(e) The representations, warranties, covenants and the obligations of the Seller, and the rights and remedies that may be exercised by the Buyer Indemnified Parties, shall not be limited or otherwise affected by, or as a result of, any information furnished to, or any investigation made by or knowledge of, any of the Buyer Indemnified Parties or any of their agents, attorneys, accountants or advisors.

8.3 Indemnification by the Buyer. Subject to the terms and conditions of this Section 8, from and after the Closing, the Buyer shall indemnify the Seller, together with its officers, directors, employees (collectively, the “Seller Indemnified Parties”), in respect of, and hold the Seller Indemnified Parties harmless against, any and all Damages incurred or suffered by any Seller Indemnified Party resulting from:

(a) any breach of any of the representations or warranties made by the Buyer pursuant to this Agreement;

(b) the conduct of the Business by Buyer after the Closing Date, except with respect to any claim related to KinomeScan Intellectual Property as transferred to Buyer on the Closing Date; or

(c) the failure to pay, perform or discharge when due any of the Assumed Liabilities.

8.4 Claims for Indemnification.

(a) Claims. A person entitled to indemnification under this Section 8 (an “Indemnified Party”) shall give prompt written notification of any claim for Damages that may be subject to Section 8.2 or Section 8.3, as appropriate, to the person from whom indemnification is sought (the “Indemnifying Party”); provided, however, that the failure to give such notice shall not relieve, waive or diminish the Indemnifying Party’s obligations unless, and then only to the extent, such failure has resulted in the loss of material substantive rights with respect to the Indemnifying Party’s ability to defend such claim. An Indemnified Party wishing to assert a claim for indemnification which is not a third-party claim shall deliver to the Indemnifying Party a written notice which contains (i) a description and the amount of any Damages incurred by the

Indemnified Party, (ii) a demand for payment in the amount of such Damages if then known and determinable, and (iii) reasonable evidence to show that the claimed Damages are subject to the indemnification provision of Section 8. The Indemnifying Party shall have a reasonable period of time, not to exceed thirty (30) days, to investigate the claim for Damages and the Indemnified Party shall cooperate fully with the Indemnifying Party in such investigation.

(b) Third-Party Claims. An Indemnified Party shall give prompt written notice to the Indemnifying Party of the threat or commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought; provided, however, that the failure to give such notice shall not relieve, waive or diminish the Indemnifying Party’s obligations unless, and then only to the extent, such failure has resulted in the loss of material substantive rights with respect to the Indemnifying Party’s ability to defend such claim. Within thirty (30) days after delivery of such notification (or, if earlier, at least ten (10) days prior to the date that an answer to the applicable claim is due to be filed), the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense (in which event the fees and expenses of counsel to the Indemnified Party in connection therewith shall be considered Damages for purposes of this Agreement). The Party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Damages for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party or impairs or interferes with any asset, right or entitlement of the Indemnified Party, in each case, without the prior written consent of the Indemnified Party. In any event, the party who is required to consent to settlement shall not unreasonably withhold same.

8.5 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a) neither the Buyer, on the one hand, nor the Seller, on the other hand, shall be liable with respect to claims for indemnification under this Section 8 unless and until the aggregate amount of all Damages with respect to such claims exceeds […***…]; provided, however, that once such minimum threshold has been met, subject to the limitation on maximum aggregate liability set forth in Section 8.5(c), an indemnifying party or parties shall be liable for such Damages from the first dollar of Damages;

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(b) claims for indemnification by the Buyer against the Seller shall be paid in compliance with the terms of this Agreement;

(c) the aggregate liability of the Seller on the one hand, or the Buyer on the other, for all Damages under this Section 8 shall not exceed an amount, in the aggregate, equal to the sum of the Purchase Price plus the amount of Contingent Payments actually paid pursuant to this Agreement;

(d) except in the case of third-party claims (where Damages shall include special, indirect, incidental, consequential or punitive damages to the extent they are due and payable by a party who is entitled to indemnification hereunder), Damages shall not include any special, indirect, incidental, consequential or punitive damages.

(e) The limitation on the indemnification obligations of the Seller that is set forth in Sections 8.5(a) and 8.5(c) shall not apply to any breach arising directly or indirectly from any circumstance of which the Seller had knowledge on or prior to the Closing Date.

8.6 Payment of Indemnification.

(a) Claims for indemnification under this Section 8.4(a) shall be paid by Indemnifying Party within thirty (30) days of notice thereof.

(b) Claims for indemnification under this Section 8.4(b) shall be paid by the Indemnifying Party within thirty (30) days of the notice thereof.

(c) Expedited Arbitration.

(i) In addition to any rights of setoff or other rights that an Indemnified Party may have at common law or otherwise, at any time after the first anniversary of the Closing Date, the Indemnified Party shall send written notice of a claim pursuant to Section 8.4. Subject to the determination of the arbitrator pursuant to Section 8.6(c)(ii), the Indemnified Party shall have the right to withhold and deduct any sum that is subject to indemnification claims, including any claims pursuant to Section 7.2 of this Agreement, from any amount otherwise payable by the Buyer to the Seller under this Agreement. The withholding and deduction of any such sum shall operate for all purposes as a complete discharge (to the extent of such sum) of the obligation to pay the amount from which such sum was withheld and deducted.

(ii) An Indemnified Party may submit a Claim for indemnification as permitted under Section 8.6(c)(i) of this Agreement as follows:

(A) The Indemnified Party invoking Expedited Arbitration under this Section 8.6(c)(ii) shall so notify the Indemnifying Party in writing. The notice shall contain a list of all Claims the Indemnified Party proposes to submit to Expedited Arbitration. Within twenty (20) days after receipt of any such notice, the Indemnifying Party receiving the notice shall promptly notify the Indemnified Party of any disputed issues that the

Indemnifying Party intends to include in the Expedited Arbitration. The disputed issues listed in the notice and in such reply will be the only issues submitted to Expedited Arbitration.

(B) If the Parties are not able to agree on an arbitrator within five (5) business days after notice of Expedited Arbitration has been received by Indemnifying Party, then either or both Parties may immediately request AAA to select an arbitrator; provided that in any event the arbitrator shall have not less than fifteen (15) years of biotechnology or life sciences services experience, unless otherwise agreed to by the Parties.

(C) Within fifteen (15) days after the designation of the arbitrator, the Parties shall each simultaneously submit to the arbitrator and one another in writing a proposal that contains that Party’s “final best offer” as to all matters that are the subject of the Claim. If a Party fails to submit a proposal within such timeframe, then the proposal of the submitting Party shall prevail. Each Party shall have five (5) business days from receipt of the other Party’s submission to submit a written response to such summary and at a hearing to take place over a period not to exceed three (3) business days, and in any event which will commence no later than ten (10) days after submission of the written responses. Each Party shall have a reasonable period of time to be determined by the arbitrator (which period of time shall be sufficient for the arbitrator to fully understand the proposals and the relative merits thereof) to argue for its proposal before the arbitrator. To the extent permitted by the AAA’s Commercial Arbitration Rules the arbitrator shall have the right to meet with the Parties, either alone or together, as necessary to make a determination.

(D) The arbitrator shall, within ten (10) days after the later of (i) submission of the responses or (ii) the completion of the hearing, or such longer period as the Parties may agree, select the single proposal of a Party that, in the determination of the arbitrator, as a whole is the most consistent with the requirements of this Agreement and is the most fair and reasonable to the Parties in light of the totality of the circumstances and the terms of the matters in dispute. At any time prior to the determination, either Party may accept the other Party’s position on any unresolved issue. The Parties shall inform the arbitrator of such accepted position and in such event such position will be deemed part of the final agreement and no longer subject to arbitration. For clarity, the arbitrator can only select a proposal from one Party in its entirety, and cannot “blend” the proposals or modify any proposal.

SECTION 9

GENERAL

9.1 Fees and Expenses. Each of the parties will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and the Transaction Documents, including but not limited to attorneys’, accountants’ and brokers’ fees and expenses.

9.2 Notices. All notices and other communications in connection with or under this Agreement shall be in writing and shall be sent by facsimile transmission, or mailed postage prepaid by first-class certified or registered mail, or sent by a nationally recognized express courier service with tracking capability, or hand-delivered, addressed as follows:

If to the Seller, to:

Ambit Biosciences Corporation.

4215 Sorrento Valley Boulevard

San Diego, CA 92121

Telephone: (858) 334-2100

Fax: (858) 334-2199

Attn: Chief Executive Officer

with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

Telephone: 858.523.5483

Fax: 858.523.5450

Attn: Faye H. Russell

If to Buyer, to:

DiscoveRx Corporation

42501 Albrae Street

Fremont, CA 94538

Telephone: (510) 979-1415

Fax: (510) 979-1650

Attn:

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Telephone: 650-843-5000

Fax: 650-949-7400

Attn: Glen Sato

Each party may change the persons or addresses to which any notices or other communications to it should be addressed by notifying the other parties as provided above. Any notice or other communication, if addressed and sent, mailed or delivered as provided above, shall be deemed given or received five days after the date of mailing as indicated on the certified or registered mail receipt, or on the next business day if mailed by express courier service with next business day deliver, or on the date of delivery or transmission if hand-delivered or sent by facsimile transmission during business hours (and otherwise, on the next business day) in the recipient’s time zone.

9.3 Publicity and Publications.

(a) Neither the Seller nor the Buyer shall issue any press release or other announcement with respect to the transactions contemplated by this Agreement and the Transaction Documents without the consent of the other party, except that the Buyer may announce the Closing of such transactions in a press release approved by the Seller, which approval will not be unreasonably withheld.

(b) Except as otherwise provided in this Section 9.3, neither party shall make any public disclosures of the terms of this Agreement nor any Transaction Documents beyond those otherwise described in the press release contemplated in Section 9.3(a) or otherwise previously publicly disclosed without the prior written approval of the other party, such approval not to be unreasonably withheld. Notwithstanding the foregoing, each party shall be permitted to make public disclosure of the terms of the Agreement, the Transaction Documents or of information relating to the Agreement to the extent such disclosure is required by law (including securities laws or regulations) or by the Securities and Exchange Commission and/or any other governmental or regulatory agencies, (including disclosures in connection with securities filings made in connection with a party’s public offering of its securities or in satisfaction of related disclosure requirements), provided that such party shall use reasonable efforts to obtain confidential treatment of confidential financial and technical information to the extent such treatment is possible under the applicable law. Each party agrees that it shall reasonably cooperate in a timely manner with the other party with respect to all such disclosures to the Securities and Exchange Commission and any other governmental or regulatory agencies, including requests for confidential treatment of confidential information of either party included in any such disclosure. Such cooperation shall include at a minimum that the party required to make a disclosure provides a draft of any filing to the other party in due time before the filing.

(c) Buyer and Seller each acknowledge the other party’s interest in publishing and presenting the results of its research in order to obtain recognition within the scientific community and to advance the state of scientific knowledge. However, any publication or presentation of Confidential Information as defined in the NDA of the other party shall be solely by written agreement of the parties. Each party also recognizes the mutual interest in obtaining valid patent protection and in protecting business interests and trade secret information. Consequently, except for disclosures permitted under this Section 9.3 either party, its employees or consultants wishing to make a publication or presentation containing confidential information of the other party shall deliver to the other party a copy of the proposed written publication or an outline of an oral disclosure at least forty-five (45) days prior to submission for publication or presentation. The reviewing party shall have the right (a) to propose modifications to the publication or presentation for patent reasons, trade secret reasons or business reasons and/or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing party requests a delay, the publishing party shall delay submission or presentation for a period of sixty (60) days to enable patent applications protecting each party’s rights in such confidential information. Upon expiration of such sixty (60) days, the publishing party shall be free to proceed with the publication or presentation provided the publishing party has obtained written confirmation from the reviewing party that such patent applications have been filed. If the reviewing party requests modifications to the publication or presentation, the publishing party shall edit such publication or presentation to prevent disclosure of trade secret or proprietary business information of the reviewing party prior to submission of the publication or presentation.

9.4 Confidentiality. The exchange of information between the parties contemplated by this Agreement and the Transaction Documents and shall be governed by the provisions of the confidentiality agreement, by and between Buyer and the Seller, dated […***…] (the “NDA”), except as revised by this Agreement.

9.5 Entire Agreement. This Agreement (including all exhibits or schedules appended to this Agreement and all documents delivered pursuant to this Agreement, all of which are hereby incorporated herein by reference), together with the NDA and the Transaction Documents, constitutes the entire agreement between the parties, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof and thereof and inducements to the making of this Agreement relied upon by any party hereto, have been expressed herein or in the documents incorporated herein by reference.

9.6 Severability. The provisions of this Agreement shall be deemed severable, and if any part of any provision is held illegal, void or invalid under applicable law, such provision may be changed to the extent reasonably necessary to make the provision, as so changed, legal valid and binding. If any provision of this Agreement is held illegal, void or invalid in its entirety, the remaining provisions of this Agreement shall not in any way be affected or impaired but shall remain binding in accordance with their terms.

9.7 Assignment; Binding Effect. This Agreement may not be assigned otherwise than by operation of law by any party without the prior written consent of the others; provided, however, that (i) Buyer may assign this Agreement and all of its rights and obligations hereunder, without prior consent of the other party, to any entity that acquires all or any part of the Business without the prior consent of Seller and (ii) either party may assign this Agreement and all of its rights and obligations hereunder, without prior consent of the other party, in a bone fide transaction to any entity that acquires all or substantially all of the interest in that party with respect to the subject matter of this Agreement, whether by merger, acquisition or sale. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Any assignment other than in accordance with this Section 9.7 shall be void.

9.8 Amendment. This Agreement may be amended only by a written agreement executed by each of the parties.

9.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.10 Effect of Table of Contents and Headings. Any table of contents, title of an article or section heading herein contained is for convenience of reference only and shall not affect the meaning of construction of any of the provisions hereof.

9.11 Governing Law; Jurisdiction. This

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Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.12 Binding Arbitration. Except as provided in Section 8.6(c)(ii), each of the Buyer and the Seller agrees to submit any dispute arising in connection with the enforceability of this Section 9.12, this Agreement, the Transaction Documents, or the transactions contemplated hereby or thereby to formal binding arbitration in accordance with this Section 9.12. The arbitration shall be held before a single arbitrator mutually agreed to by the Buyer and the Seller or otherwise in accordance with the commercial rules of the American Arbitration Association (the “Arbitration”). The place of the Arbitration shall be San Francisco, California.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple counterparts as of the date set forth above by their duly authorized representatives.

BUYER:

DISCOVERX CORPORATION

By:	/s/ Pyare Khanna
Name:	Pyare Khanna
Title:	CEO

SELLER:

AMBIT BIOSCIENCES CORPORATION

By:	/s/ Christopher Morl
Name:	Christopher Morl
Title:	CBO

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]